APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sullys Golf and Gather LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BlueVine Checking 8804	200.00
Total Bank Accounts	**$200.00**
Total Current Assets	**$200.00**
TOTAL ASSETS	**$200.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Partner investments	
Partner Investments - L Rosella	100.00
Partner investments- M Sullivan	100.00
Total Partner investments	**200.00**
Retained Earnings	
Net Income	
Total Equity	**$200.00**
TOTAL LIABILITIES AND EQUITY	**$200.00**

I, Michael Sullivan, certify that:

1. The financial statements of Sully's Golf and Gather included in this Form are true and complete in all material respects; and
2. The tax return information of Sully's Golf and Gather has not been included in this Form as Sully's Golf and Gather was formed on 12/05/2022 and has not filed a tax return to date.

Signature _Michael Sullivan_

Name: Michael Sullivan

Title: Cofounder